Exhibit 99.1

Mainz Biomed Announces Closing of $8.0 Million Follow-On Offering

BERKELEY, US and MAINZ, Germany – December 16, 2024 - Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, today announced the closing of its previously announced follow-on offering of 1,367,521 units, with each unit consisting of one ordinary share (or prefunded warrant in lieu thereof) one Class A warrant to purchase one ordinary share, and one Class B warrant to purchase one ordinary share for gross proceeds of approximately $8.0 million. Each unit was sold at an effective offering price of $5.85 per unit, priced at-the-market under Nasdaq rules. Each Class A warrant is immediately exercisable at an exercise price of $5.85 per share and will expire five years from the date of issuance. Each Class B warrant is immediately exercisable at an exercise price of $5.85 per share and will expire on the earlier of 30 days following receipt of results from the Company’s eAArly Detect 2 study, and one year from the date of issuance.

Maxim Group LLC acted as the sole placement agent for the offering.

The securities described above were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-282993) (the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2024. The offering was made only by means of a prospectus which is a part of the Registration Statement. A final prospectus relating to the offering has been filed with the SEC. Copies of the final prospectus relating to this offering may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Please visit Mainz Biomed’s official website for investors at mainzbiomed.com/investors/for more information

About Mainz Biomed NV

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert®, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer. ColoAlert® is marketed across Europe. The Company is currently running a pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples. To learn more, visit mainzbiomed.com.

For media inquiries

MC Services AG
Anne Hennecke/Caroline Bergmann
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mainzbiomed@mc-services.eu

For investor inquiries, please contact info@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions or the negative of such expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on April 9, 2024. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.